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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)



                              Pierce Leahy Corp.
      ------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  720722 10 7
                       ---------------------------------
                                (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ___ Rule 13d-1(b)
  ___ Rule 13d-1(c)
   X  Rule 13d-1(d)
  ---


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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-----------------------                                  ---------------------
  CUSIP NO. 720722 10 7             13G                    Page 2 of 5 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Leo W. Pierce, Jr.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                   1,171,251

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          1,171,251
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          6.9%

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      TYPE OF REPORTING PERSON*
12
          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages
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                                 SCHEDULE 13G


Item 1.

1(a).  Name of Issuer:  Pierce Leahy Corp.

1(b).  Address of Issuer's Principal Executive Offices:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

Item 2.

2(a).  Name of Person Filing:  Leo W. Pierce, Jr.

2(b).  Address of Principal Business Office:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

2(c).  Citizenship:  U.S.

2(d).  Title of Class of Securities:  Common Stock, $.01 par value

2(e).  CUSIP Number:  720722 10 7

Item 3.

          Not Applicable.

Item 4.   Ownership

          As of December 31, 1998, Leo W. Pierce, Jr. beneficially owned (as calculated in accordance with Rule 13d-3) 1,171,251 shares of Common Stock, representing 8.5% of the Common Stock then outstanding. All of such shares are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust") or pursuant to proxies issued in connection with the Voting Trust. The Voting Trustees under the Voting Trust have the right to vote the shares held in the Voting Trust or subject to such proxies. Accordingly, Mr. Pierce has no voting power (sole or shared) with respect to the shares beneficially owned by him.

          The beneficial owners of interests in the Voting Trust or the shares subject to the proxies have the right to dispose of the shares as to which they have beneficial interests. Mr. Pierce has a direct beneficial interest in 583,460 shares of Common Stock. He also has a beneficial interest in an aggregate of 200,169 shares as custodian for the benefit of his children

                               Page 3 of 5 pages
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and an aggregate of 30,186 shares in which his wife is custodian for the benefit of his children. In addition, Mr. Pierce beneficially owns 357,436 shares as trustee of a trust. Accordingly, Mr. Pierce has sole power to dispose of an aggregate of 1,171,251 shares of Common Stock he beneficially owns directly, in his wife's capacity as custodian for his children and as sole trustee of the trust.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          The trust referenced in Item 4 has the right to receive dividends and the proceeds from the sale of the shares of Common Stock beneficially owned by such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          Not Applicable

                               Page 4 of 5 pages
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 11, 1999
                                           ----------------------------
                                                         Date


                                                 /s/ Leo W. Pierce, Jr.
                                                 ----------------------
                                                       Signature


                                                   Leo W. Pierce, Jr.
                                       -----------------------------------------
                                                      Name/Title

                               Page 5 of 5 pages